Exhibit (e)(21)
December 23, 2010
TO: Cypress Bioscience Optionees
The following list of Frequently Asked Questions has been prepared to help answer questions that you may have relating to your outstanding stock options pending the Ramius/Royalty Pharma acquisition of Cypress Bioscience. This list may evolve over time and new communications may be sent periodically to update you on the progress as these items are evaluated and confirmed.
General
Q1.	What are the acquisition terms?

A1.	Cypress Bioscience shareholders may elect to tender their shares to Ramius/Royalty Pharma for a cash payment of $6.50 per share if a tender election is made before expiration of the tender offer, which is currently scheduled to occur at midnight on January 5, 2011. It is anticipated that shortly following the expiration of the tender offer, there will be a merger whereby Cypress Bioscience will become a wholly owned subsidiary of Ramius/Royalty Pharma. Upon the closing of the merger, any remaining Cypress Bioscience shareholders that did not previously tender their shares to Ramius/Royalty Pharma will receive $6.50 for each share of Cypress Bioscience common stock they hold. See below for a discussion of the treatment of stock options.

Q2.	What is the anticipated timeline for the merger closing?

A2.	Assuming a sufficient number of stockholders tender their shares for purchase on or before the expiration of the tender offer, the merger is currently expected to close immediately following the consummation of the tender offer on January 5, 2011. However, the merger could occur later in the event the offer is extended or a stockholder vote is required to approve the merger. For more information, please see the Amended and Restated Offer to Purchase, a copy of which is provided herewith.
Stock Options
Q1.	What will happen at the closing of the merger to my then outstanding stock options that were granted to me under the Cypress Bioscience equity incentive pans?

A1.	Under the terms of the merger agreement, each option granted under a Cypress Bioscience equity incentive plan that is outstanding and unvested as of immediately prior to the merger closing will become fully vested and exercisable immediately prior to and contingent upon the merger closing. Then, at the merger closing, all outstanding options that have not previously been exercised will be cancelled in exchange for a cash payment for each share subject to that option equal to $6.50 minus the exercise price per share of that option. The cash payment will be subject to applicable payroll and income tax withholdings and will be paid promptly following the closing of the merger.

Q2.	Should I exercise my options before the merger closing?

A2.	If your options are still outstanding at the merger closing, but you do not exercise them prior to the merger closing, at the closing of the merger, all then outstanding options that have not previously been exercised will be cancelled in exchange for a cash payment for each share subject to that option equal to $6.50 minus the exercise price per share of that option. The cash payment will be subject to applicable payroll and income tax withholdings and will be paid promptly following the closing of the merger.

If you do not exercise your options while they are outstanding and your options expire prior to the merger closing (because your maximum post employment termination exercise period expires before the merger closing date) you will not receive any merger consideration for your expired options.

Q3.	Can I elect to exercise my outstanding vested stock options prior to the closing of the merger?

A3.	You may exercise your outstanding vested options at any time in accordance with the exercise procedures set forth in your stock option grant notice and agreement. However, if you are doing a same-day sale (exercising vested options and selling into the open market), you may do so only in an open trading window so long as you are not in possession of material non-public information. Also, if you have been designated as an “insider,” you will need to complete a preclearance form.

Q4.	Can I elect to exercise my outstanding options contingent and effective upon the closing of the merger, including any currently unvested options?

A4.	Yes, but in order to do so you must irrevocably elect to exercise your options contingent and effective upon the merger closing, and pay the applicable exercise price for such options via cash or check payment, no later than 3 business days prior to the merger closing. You cannot use a same day sale program to pay the exercise price of your options if you make a contingent exercise election. You will separately be provided with an election form and instructions for making a contingent exercise election.

Q5.	What are the tax consequences of exercising my outstanding options versus having my then outstanding options cancelled in exchange for the cash payment at the merger closing?

A5.	At the closing of the merger, all then outstanding options that have not previously been exercised will be cancelled in exchange for a cash payment for each share subject to that option equal to $6.50 minus the exercise price per share of that option. The cash payment will be subject to applicable payroll and income tax withholdings and will be paid promptly following the closing of the merger.

If you exercise your outstanding options before the merger closing you will separately receive information regarding the tender offer and may elect to tender your shares on or prior to the expiration of the tender offer, which is scheduled to occur at midnight on December 31, 2010. If you elect to tender your shares in the tender offer, you will receive a cash payment of $6.50 for each tendered share promptly following expiration of the tender offer and for tax purposes will be deemed to have sold your shares to Ramius/Royalty Pharma at such time.

If you exercise your outstanding options before the merger closing but do not elect to tender your shares, promptly following the merger closing you will receive $6.50 for each outstanding share that you hold at the merger closing along with the other Cypress Bioscience stockholders and for tax purposes will be deemed to have sold your shares to Ramius/Royalty Pharma at the merger closing.

There may be different tax consequences that will apply depending upon whether your options are exercised before the closing, are sold in connection with the tender offer or the merger closing, or your unexercised options are cancelled at the merger closing and converted into the cash payment right, and depending upon whether your options are incentive stock options. Please see the prospectus for our equity incentive plan which was previously distributed to you for a description of the tax consequences related to an exercise of your option and sale of shares. If you would like to request an additional copy of the prospectus, please contact Barbara Garcia at bgarcia@CypressBio.com or (858)-768-7104.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation and determine whether you should exercise your options prior to the merger closing, or tender any exercised shares prior to the expiration of the tender offer.

Q6.	What happens to my options granted to me under the 2009 equity incentive plan or 2000 equity incentive plan (“Equity Plans”) if my options are scheduled to terminate prior to the effective time of closing because my maximum post employment termination exercise period will expire before the merger closing date?

A6.	If your employment termination date with Cypress Bioscience was more than three months before the merger closing date, you will have three months following your termination date to exercise your options granted to you under the Equity Plans that were vested as of the date of your termination. At the end of such three month period your vested options will expire if not previously exercised, and you will not receive any merger consideration for your expired unexercised options. Your unvested options will not accelerate vesting at the merger closing and you will not receive any merger consideration for any options that were unvested as of your termination date, regardless of whether you elect to exercise your vested options before they expire.

Please note that even if you make a contingent exercise election as described above in Q&A #4, if your options expire prior to the merger closing (because your maximum three month post employment termination exercise period expires before the merger closing date), then your contingent exercise election will be void, your options will not be exercised, and your cash or check payment for the option exercise price will be returned to you without interest.

If your options were granted to you under the 1996 equity incentive plan, you may have a shorter period of time to exercise your options following your termination. Please check the terms of your stock option agreement for the applicable post-termination exercise period for your options.